Delisting Determination,The Nasdaq Stock Market, LLC,
September 23, 2019, Hunter Maritime Acquisition Corp. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the Class A common stock of Hunter Maritime Acquisition Corp. (the Company), effective at the opening of the trading session on October 3, 2019. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5225(b), 5550(a)(3), 5560(a) and 5620(a).
The Company was notified of the Staffs determination on January 24, 2019. The Company appealed the determination to a Hearing Panel. Upon review of the information provided by the Company, the Panel issued a decision dated
March 13, 2019, granting the Company continued listing pursuant to an exception that included several milestones that the Company was required to meet, towards the goal of regaining compliance with Listing Rules
5225(b), 5550(a)(3), 5560(a) and 5620(a). However, the Company was
unable to meet the exception milestones as required.
On April 24, 2019, the Panel issued a final delisting determination and notified the Company that trading in the Companys securities would be suspended on April 26, 2019.
The Company requested a review of the Panels decision by the Nasdaq Listing and Hearing Review Council, but withdrew before a decision was rendered. The
Listing Council did not call the matter for review.
The Panels Determination to delist the Company became final on July 25, 2019.